Ruby Tuesday, Inc
Unaudited Computation of Ratio of Consolidated Earnings to Fixed Charges
(Dollar Amounts in Millions)

	Fiscal Year Ended
	June 6, 2017	May 31, 2016	June 2, 2015	June 3, 2014	June 4, 2013
Earnings before fixed charges:
Loss from continuing operations before income taxes	$(107.9)	$(52.9)	$(5.1)	$(69.6)	$(21.9)
Less Capitalized interest	0.9	0.6	0.5	0.5	0.5
	(107.0)	(52.3)	(4.6)	(69.1)	(21.4)

Fixed charges:

Interest expense	20.9	21.8	22.8	25.0	26.7

Interest portion of rent expense	10.9	13.6	14.9	16.0	16.6

Total fixed charges	31.8	35.4	37.7	41.0	43.3

Adjusted earnings from continuing operations before income taxes available to cover fixed charges	$(75.2)	$(16.9)	$33.1	$(28.1)	$21.9

Ratio of earnings to fixed charges	(2.36)	(0.48)	0.88	(0.69)	0.51

Amount by which earnings were insufficient to cover fixed charges	$(107.0)	$(52.3)	$(4.6)	$(69.1)	$(21.4)

* We are presenting the ratio above solely pursuant to the requirement set forth in Item 503 of Regulation S-K.  The earnings and fixed charges in the above ratio are calculated using the definitions as set for by Regulation S-K.